Exhibit 99.1

Basel Medical Group Ltd and its Subsidiaries

Unaudited Consolidated Financial Statements

For the financial period ended December 31, 2025

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND COMPREHENSIVE INCOME

For the financial period ended December 31, 2025 and 2024

	Note	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
		US$	S$	S$

Revenue	4	6,428,419	8,266,304	5,034,080

Other income	5	2,700,712	3,472,845	357,647

Consumables, medical supplies and other related expenses		(1,579,505)	(2,031,086)	(1,049,281)

Employee benefit expenses	7	(4,345,202)	(5,587,495)	(2,847,542)

Depreciation expense		(1,599,879)	(2,057,284)	(351,469)

Rent expense		(3,461)	(4,450)	(120,000)

Other operating expense		(1,171,715)	(1,506,708)	(1,242,459)

Finance cost	6	(167,808)	(215,784)	(97,619)

Profit/(Loss) before tax	7	261,561	336,342	(316,643)

Income tax expense	8	(136,779)	(175,884)	(388)

Profit/(Loss) after tax		124,782	160,458	(317,031)

Foreign currency translation differences		248,434	425,335	(12,111)

Total comprehensive income/(loss) for the period		373,216	585,793	(329,142)

Profit/(loss) attributable to:
Owners of the Parent		209,476	269,328	(317,031)
Non-controlling interest		(84,694)	(108,870)	-
		124,782	160,458	(317,031)

Total comprehensive income/(loss) attributable to:
Owners of the Parent		209,476	269,328	(317,031)
Translation difference		248,434	425,335	(12,111)
		457,910	694,663	(329,142)

Non-controlling interest		(84,694)	(108,870)	-

Total comprehensive income/(loss) for the year		373,216	585,793	(329,142)

Earnings/(Loss) per ordinary share – basic and diluted		0.01	0.01	(0.02)

Weighted average number of shares – basic and diluted		18,785,750	18,785,750	16,250,000

The accompanying notes form an integral part of these consolidated financial statements.

2

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

As of December 31, 2025 and June 30, 2025

	Note	December 31, 2025	December 31, 2025	June 30, 2025
		US$	S$	S$
ASSETS
Non-current assets
Right-of-use-assets	9	4,337,727	5,577,883	4,949,372
Property and equipment	10	250,390	321,977	388,657
Investments		78	100	-
Deferred tax assets		37,231	47,875	47,875
		4,625,426	5,947,835	5,385,904

Current assets
Inventories	11	258,834	332,834	489,062
Trade and other receivables	12	8,325,773	10,752,128	9,489,266
Cash and cash equivalents	13	1,044,640	1,343,303	3,044,466
Amount due from related parties	14	1,062,684	1,366,505	-
Amount due from third party		272,183	350,000	-
Deferred offering costs		25,000	32,148	31,797
Current tax assets		-	-	239,407
		10,989,114	14,176,918	13,293,998

Total assets		15,614,540	20,124,753	18,679,902

LIABILITIES
Non-current liability
Deferred tax liabilities		30,138	38,755	123,810
Borrowings	15	4,696,676	6,039,456	2,956,727
		4,726,814	6,078,211	3,080,537

Current liabilities
Trade and other payables	16	2,857,775	3,674,813	6,574,785
Borrowings	15	2,289,738	2,944,374	2,121,119
Amount due to related parties	14	690,384	887,764	1,450,305
Asset retirement obligation		11,665	15,000	15,000
Provision for income tax		-	-	-
		5,849,562	7,521,951	10,161,209

Total liabilities		10,576,376	13,600,162	13,241,746

NET ASSETS		5,038,164	6,524,591	5,438,156

EQUITY
Capital attributable to equity holders of the Group
Share capital	18	25,609,109	34,208,562	34,208,562
Merger reserve arising from group restructuring		(18,362,500)	(24,455,170)	(24,455,170)
Retained earnings		(2,564,554)	(3,685,620)	(3,954,948)
Translation reserve		(29,903)	(38,452)	(463,787)
Share based payment reserve		195,273	250,000	100,000
Non-controlling interest		190,739	245,271	3,499
Total equity		5,038,164	6,524,591	5,438,156

The accompanying notes form an integral part of these consolidated financial statements.

3

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2025 and 2024

		Share capital	Merger reserve	Translation reserve	Share based payment reserve	Retained earnings	Total attributable to owners of Company	Non-controlling interest	Total
		US$	US$	US$	US$	US$	US$	US$	US$

As at July 1, 2025		25,609,109	(18,362,500)	(278,337)	78,623	(2,774,030)	4,272,865	2,751	4,275,616

Foreign currency translation		-	-	248,434	-	-	248,434	-	248,434

Share based payment reserve	Note 22	-	-	-	116,650	-	116,650	-	116,650

Non-controlling interests arising on acquisition of subsidiaries		-	-	-	-	-	-	272,682	272,682

Profit for the year, representing total comprehensive income for the year		-	-	-	-	209,476	209,476	(84,694)	124,782

As at December 31, 2025		25,609,109	(18,362,500)	(29,903)	195,273	(2,564,554)	4,847,425	190,739	5,038,164

The accompanying notes form an integral part of these consolidated financial statements.

4

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2025 and 2024

		Share capital	Merger reserve	Translation reserve	Share based payment reserve	Retained earnings	Total attributable to owners of Company	Non-controlling interest	Total
		S$	S$	S$	S$	S$	S$	S$	S$

As at July 1, 2025		34,208,562	(24,455,170)	(463,787)	100,000	(3,954,948)	5,434,657	3,499	5,438,156

Foreign currency translation		-	-	425,335	-	-	425,335	-	425,335

Share based payment reserve	Note 22	-	-	-	150,000	-	150,000	-	150,000

Non-controlling interests arising on acquisition of subsidiaries		-	-	-	-	-	-	350,642	350,642

Profit for the year, representing total comprehensive income for the year		-	-	-	-	269,328	269,328	(108,870)	160,458

As at December 31, 2025		34,208,562	(24,455,170)	(38,452)	250,000	(3,685,620)	6,279,320	245,271	6,524,591

The accompanying notes form an integral part of these consolidated financial statements.

5

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the financial period ended December 31, 2025 and 2024

	Share capital	Merger reserve	Translation reserve	Retained earnings	Total
	S$	S$	S$	S$	S$

As at July 1, 2024	24,455,178	(24,455,170)	-	7,590,993	7,591,001

Foreign currency translation	-	-	(12,111)	-	(12,111)

Loss for the period	-	-	-	(317,031)	(317,031)

Total comprehensive loss for the period	-	-	(12,111)	(317,031)	(329,142)

As at December 31, 2024	24,455,178	(24,455,170)	(12,111)	7,273,962	7,261,859

The accompanying notes form an integral part of these consolidated financial statements.

6

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial period ended December 31, 2025 and December 31, 2024

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Cash flows from operating activities
Profit/(loss) before tax	261,561	336,342	(316,643)

Adjustments for:
Interest expense	109,267	140,506	97,619
Interest income	(4,566)	(5,872)	(54,344)
Depreciation of property and equipment	148,998	191,596	20,501
Amortisation of right-of-use assets	1,450,881	1,865,688	330,968
Operating cash flows before changes in working capital	1,966,141	2,528,260	78,101
Changes in working capital:
Trade and other receivables	(982,083)	(1,262,862)	(3,016,831)
Trade and other payables	(2,255,204)	(2,899,972)	(527,110)
Inventories	121,493	156,228	(27,278)
Cash (used in) operations	(1,149,653)	(1,478,346)	(3,493,118)
Income tax paid	(16,745)	(21,532)	(199,540)
Interest paid	(109,267)	(140,506)	(97,619)
Net cash (used in) operating activities	(1,275,665)	(1,640,384)	(3,790,277)

Cash flows from investing activities
Acquisition of property and equipment	(97,143)	(124,916)	(18,357)
Acquisition of subsidiary	(78)	(100)	-
Interest received	4,566	5,872	54,344
Cash (used in)/generated from investing activities	(92,655)	(119,144)	35,987

The accompanying notes form an integral part of these consolidated financial statements.

7

Basel Medical Group Ltd and its Subsidiaries

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial period ended December 31, 2025 and December 31, 2024

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Cash flows from financing activities
Deferred offering costs	(273)	(351)	(301,388)
-Increase/Decrease in amount due to related parties	(437,469)	(562,541)	(822,115)
Decrease in amount due from related parties	(1,062,684)	(1,366,505)	10,557,240
-Decrease/Increase in amount due from third party	(272,183)	(350,000)	-
Proceeds from borrowings	2,332,996	3,000,000	4,000,000
Payment of principal portion of lease liabilities	(1,342,189)	(1,725,919)	(330,541)
Write off of Right-of-use assets	203,524	261,713	-
Repayment of borrowings	(96,438)	(124,009)	(4,262,613)
Decrease in amount due to former director	-	-	420,384
Non controlling interest contributions	272,682	350,642	-
(Decrease) / Increase in share based payment reserve	116,650	150,000	-
Net cash (used in)/generated from in financing activities	(285,384)	(366,970)	9,260,967

Net increase in cash and cash equivalents	(1,653,704)	(2,126,498)	5,506,677

Cash and cash equivalents at beginning of financial period	2,367,576	3,044,466	1,951,053
Effects of currency translation on cash and cash equivalents	330,768	425,335	(12,111)
Cash and cash equivalents at end of financial year	1,044,640	1,343,303	7,445,619

The accompanying notes form an integral part of these consolidated financial statements.

8

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General

Basel Medical Group Ltd. is incorporated and domiciled in British Virgin Islands (BVI) with operations conducted by its fully owned subsidiary, Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.), based in Singapore at 6 Napier Road #03-07 Gleneagles Medical Centre, Singapore 258499, and certain other subsidiaries.

The principal activities of the Company pertain to investment holding.

Reorganization

In October 2020, as part of an internal reorganization, all of the shares in our operating subsidiaries were transferred by our founder, Dr. Kevin Yip, to Basel Medical Group Pte. Ltd. (F.K.A Singmed Specialists Pte. Ltd.) Subsequently, in June 2023, Dr. Kevin Yip entered into an agreement with Rainforest Capital VCC to transfer all the shares he held in Basel Medical Group Pte. Ltd. to Rainforest Capital VCC. Upon completion, Rainforest Capital VCC became the sole shareholder of Basel Medical Group Pte. Ltd., which holds the shares of all of our subsidiaries. Rainforest Capital VCC is a variable capital company incorporated in Singapore and is an investment fund managed by AIP Investment Partners Pte. Ltd., a licensed fund manager in Singapore.

On August 10, 2023, Basel Medical Group Ltd. was incorporated under the laws of the BVI as our holding Company to facilitate our initial public offering and the listing of Basel Medical Group Ltd.’s ordinary shares on Nasdaq, and in connection therewith, Rainforest VCC (an umbrella fund with multiple sub-funds), through its sub-fund, Basel Medical Fund, subscribed for 16,250,000 ordinary shares in Basel Medical Group Ltd. amounting to US$18,362,500 at a subscription price of US$1.13 per share. In August 2023, all of the shares in Basel Medical Group Pte. Ltd. were transferred to Basel Medical Group Ltd. by Rainforest Capital VCC to prepare for our listing and offering.

Subsequently, between September 2023 and January and April 2024, Rainforest Capital VCC sold certain of the shares it held in Basel Medical Group Ltd. to certain other investors.

The consolidated financial statements of the Group were prepared on the basis as if the reorganisation became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

9

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

1.	General (Continued)

The Group has the following subsidiaries as at December 31, 2025 and June 30, 2025:

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2025	June 30, 2025
			%	%
Basel Medical Group Pte. Ltd. (F.K.A. Singmed Specialists Pte. Ltd.)	Other holding companies	Singapore	100	100
Singapore Sports & Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Singapore Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
SSOC Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
SSOS Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100

10

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2025	June 30, 2025
			%	%
Singapore Knee, Sports & Orthopaedic Services Pte. Ltd.	Clinics and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	100	100
Pharma Avenue Pte. Ltd. (F.K.A. Singapore Sports and Physiotherapy Centre Pte. Ltd.)	Other health services N.E.C (E.g. Physiotherapy, chiropratic, speech therapy) and physiotherapy	Singapore	100	100
Basel Medflow Pte. Ltd.	Other information technology and computer service activities, retail sale of sports apparel and equipment (including bicycles, boats and healthcare equipment)	Singapore	60	60

Bethesda Medical Pte. Ltd.	Clinics and other general medical services (western)	Singapore	100	100

Oasis Medical Clinic Pte. Ltd.	Clinic and other general medical services (western)	Singapore	100	100

SSOC Novena Pte. Ltd.	Clinic and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

11

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

1.	General (Continued)

Name of entity	Principal activities	Country of business and incorporation	Proportion of ordinary shares held by Group
			December 31, 2025	June 30, 2025
			%	%

SSOC Orchard Pte. Ltd.	Clinic and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

SSOC Farrer Park Pte. Ltd.	Clinic and other general medical services (western) and specialized medical services (including day surgical centres)	Singapore	53	-

Eyetrust Medical Pte. Ltd.	Specialised medical services (including day surgical centres) and retail sale of cosmetics and toiletries (including skin care products)	Singapore	65	-

Chartered Imaging Pte. Ltd.	Medical diagnostic imaging centres (e.g X-ray services)	Singapore	100	-

In April 2025, the Company completed the acquisition of Bethesda Medical Pte. Ltd. and Oasis Medical Clinic Pte. Ltd., which became subsidiaries of the Company. The Company incorporated an additional subsidiary, Basel Medflow Pte. Ltd. in May 2025. On June 23, 2025, Singapore Sports and Physiotherapy Centre Pte. Ltd. changed its corporate name to Pharma Avenue Pte. Ltd.

The following subsidiaries were also incorporated on June 18, 2025:

(a) SSOC Novena Pte Ltd

(b) SSOC Orchard Pte Ltd

(c) SSOC Farrer Park Pte Ltd

Eyetrust Medical Pte Ltd was incorporated on September 11, 2025 while Chartered Imaging Pte Ltd was incorporated on October 2025.

12

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information

2.1	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The ability of the Group to continue as going concern id dependent on: (Please refer to Note 27)

(i)	the ability of its major shareholder to provide financial support
(ii)	the ability of the Group to generate sufficient and sustainable operating profits and cash flows over the next 12 months from the date of these financial statements to meet its operating and financial obligations as and when they fall due; and
(iii)	the ability of the Group to procure additional financing and to garner the continuous support of its existing financiers.

2.2	New and amended standards adopted by the Group

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2025:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

2.3	New standards and interpretations not yet adopted

The Group has applied the following amendments for the first time for their annual reporting period commencing July 1, 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

13

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.4	Revenue from contracts with customers

The Group is in the business of providing medical services to patients. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is presented net of goods and services tax, rebates, and discounts.

Revenue from the rendering of medical services is recognized at the point in time when the entity satisfies the performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. This is generally when the significant acts have been completed, ie, upon the completion of consultations, clinical treatments, medical tests and operations. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. In determining the transaction price for the rendering of medical services the Group considers the effects of variable consideration. Contracts with customers normally does not include any contractual adjustment such as right of return, volume discount etc. In rare circumstances where consideration is variable, the Group estimates the amount of consideration to which it will be entitled in exchange for rendering of service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

14

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.5	Segment reporting

Operating segments are reported in a manner consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in the consolidated financial statements for detailing the Group’s business segments. Based on the criteria established, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

2.6	Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.7	Group accounting

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

15

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(i)	Consolidation (Continued)

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Deferred tax relief on unrealized intra-Group profit is accounted for only to the extent that it is considered recoverable.

Non-controlling interests comprise the portion of a subsidiaries’ net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a Subsidiaries, even if this results in the non-controlling interests having a deficit balance.

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiaries measured at their fair values at the acquisition date.

The fair value of contingent consideration liabilities is reassessed at each balance sheet date with changes recognized in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement. The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.

16

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisitions (Continued)

Where the consideration transferred, together with the noncontrolling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.

Goodwill is capitalized as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the Group’s interest in the net assets acquired, the difference is recognized directly in the income statement.

Where not all of the equity of a subsidiary is acquired the noncontrolling interest is recognized either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

17

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.7	Group accounting (Continued)

(a)	Subsidiaries (Continued)

(iii)	Disposal

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiaries are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

18

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.8	Property and equipment

All items of property and equipment are initially recorded at cost. Subsequent to recognition, property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Machinery	3 years
Furniture and Fittings	3 years
Medical equipment	3 years
Renovation	5 years
Air conditioner	3 years
Computer and office equipment	3 years
Software	3 years

The residual values, estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted prospectively, if appropriate.

Fully depreciated assets are retained in the consolidated financial statements until they are no longer in use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss within “other losses”. Any amount in revaluation reserve relating to that item is transferred to retained profits directly.

19

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.9	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (FVOCI) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortisation process.

Investments in equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognized in profit or loss when the Group’s right to receive payments is established. For investments in equity instruments which the Group has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognized in profit or loss.

20

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(a)	Financial assets (Continued)

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortisation process.

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

21

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.9	Financial instruments (Continued)

(b)	Financial liabilities

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.10	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.11	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are presented as current borrowings on the balance sheet. For cash subjected to restriction, assessment is made on the economic substance of the restriction and whether they meet the definition of cash and cash equivalents.

22

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.12	Inventories

Inventories are stated at the lower of cost and net realisable value, Cost is calculated using the weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where necessary, allowance is provided for damaged, obsolete and slow-moving item to adjust the carrying value of inventories to the lower of cost and net realisable value.

2.13	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.14	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Asset Retirement Obligation

The Group recognizes a liability and capitalize an expense in property and equipment if the Group has a present legal or constructive obligation to reinstate the leased premises to their original state upon expiry of the lease. The provision is made based on management’s best estimate of the expected costs to be incurred to reinstate the leased premises to their original state. The capitalized provision for reinstatement costs in property and equipment is amortized over the period of the lease.

23

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually.

Impairments of goodwill are not reversed.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.16	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

24

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.16	Taxes (Continued)

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(c)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of GST except:

●	where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

25

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.15.

The Group’s right-of-use assets are presented in Note 9.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

26

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.17	Leases (Continued)

(a)	As lessee (Continued)

Lease liabilities (Continued)

The Group’s lease liabilities are included in borrowings (Note 15).

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term. The Group has no lease of low-value assets for the year.

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Singapore Dollar, which is the functional currency of the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the end of balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement within “finance expense”. All other foreign exchange gains and losses impacting profit or loss are presented in the income statement.

27

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.18	Currency translation (Continued)

(b)	Transactions and balances (Continued)

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

Translations of the consolidated balance sheets, consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statements of cash flows from S$ into US$ as of and for the period ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of S$1 = US$0.7777, as set forth in the statistical release of the Federal Reserve System on December 31, 2025. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

2.19	Employee benefits

(a)	Defined contribution plans

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

28

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.19	Employee benefits (Continued)

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.20	Derivative financial instruments

A derivative financial instrument for which no hedge accounting is applied is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognized in profit or loss. The Group does not apply hedge accounting for its derivative financial instruments.

2.21	Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.22	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Merger reserve

In a business combination under common control, any difference between the consideration paid and the carrying amounts of assets and liabilities received is presented as a change within equity and recorded under merger reserves.

2.24	Deferred Offering cost

The Company defers specific incremental costs directly attributable to an equity securities offering. These costs will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. If the Company does not complete the initial public offering, the deferred costs of the aborted offering will be deferred and charged against the proceeds of a subsequent offering.

29

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

2.	Material accounting policy information (Continued)

2.24	Deferred Offering cost (Continued)

Any costs related to an aborted offering will be expensed in the period in which the Company elects to abort the offering.

Prior to the completion of the initial public offering, deferred offering costs, which mainly consist of direct incremental legal, auditing, accounting, consulting, and other fees relating to the initial public offering, are capitalized on the consolidated balance sheets.

2.25	Dividend to Company’s shareholders

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

3.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

30

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(a)	Estimated useful lives of property and equipment

The Group depreciates the property and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset were already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges. The carrying amounts of the Group’s property and equipment as at December 31, 2025 and June 30, 2025 were disclosed in Note 10.

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically on inventories for excess inventories, obsolescence and declines in net realisable value and an allowance is recorded against the inventory balances for any such declines. The realisable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realisable value. The carrying amount of the Company’s inventories as at December 31, 2025 was S$332,834 (US$258,834) (June 30, 2025: S$489,062). If the future expected realisable value was lower by 10% of its carrying amount, the carrying amount of the Company’s inventories would have been S$33,283 (US$25,883) (June 30, 2025: S$48,906) lower.

31

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

(c)	Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables is disclosed in Note 22 (a). The carrying amount of the Company’s trade receivables as at the end of each reporting period were disclosed in Note 12.

(d)	Allowance for expected credit losses of other receivables

The Group assessed the latest performance and financial position of the counterparties, adjusted for the outlook of the industry in which the counterparties operate in, and concluded that there had been no significant increase in credit risk since initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

The carrying amount of the Group’s other receivables as at December 31, 2025 were S$198,237 (US$154,162) (June 30, 2025: S$134,188).

(e)	Leases – estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

32

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

4.	Revenue

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Type of service
Rendering of services – Medical services	6,428,419	8,266,304	5,034,080
	6,428,419	8,266,304	5,034,080

Timing of transfer of service
At a point in time	6,428,419	8,266,304	5,034,080
	6,428,419	8,266,304	5,034,080

5.	Other income

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Government grant	19,241	24,742	6,602
Interest income	4,566	5,872	54,344
Service income	101,687	130,759	-
Waiver on acquisition of subsidiary	1,510,615	1,942,500	-
Other income	1,064,603	1,368,972	296,701
	2,700,712	3,472,845	357,647

Other income pertains to the reversal of long-outstanding payables which are no longer considered due. The reversal was made after management confirmed that no obligation remains, as no claims or demands have been received from the creditors.

33

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

6.	Finance cost

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Interest expense on:
- Bank borrowings	18,174	23,370	85,083
- Bank charges	58,541	75,278	-
- Lease liabilities	91,093	117,136	12,536
	167,808	215,784	97,619

7.	Profit/(Loss) before tax

Profit before tax has been arrived at after charging:

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Marketing and advertisement	181,415	233,282	379,175
Legal and professional fees	83,517	107,394	181,866
Insurance	137,031	176,208	28,115
Transportation	24,173	31,084	17,997
Short term lease expenses	2,456	3,158	120,000
Depreciation of property and equipment	148,998	191,596	20,501
Amortisation of right-of-use assets	1,450,881	1,865,688	330,968
Employee benefit expenses
- Director’s salaries and bonuses	328,952	423,000	96,936
- Staff costs share based payment	194,416	250,000	-
- Employees’ salaries and bonus	3,333,142	4,286,087	2,562,377
- Employees’ CPF	254,188	326,860	144,255
- Other staff expenses	234,504	301,548	43,974

34

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

8.	Income tax expense

The major components of income tax expense recognized in profit or loss for the periods ended December 31, 2025 and 2024 were:

	July 1, 2025 to	July 1, 2025 to	July 1, 2024 to
	December 31, 2025	December 31, 2025	December 31, 2024
	US$	S$	S$

Current income tax
- Current year	202,923	260,939	(388)
- Deferred tax credit	(66,144)	(85,055)	-
Income tax expense recognized in profit or loss	136,779	175,884	(388)

Relationship between tax expense and accounting profit

A reconciliation between tax expense and the product of accounting profit multiplied by the applicable corporate tax rate for the financial periods ended December 31, 2025 and 2024 were as follows:

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Profit/(loss) before tax	261,561	336,342	(90,311)

Income tax using the statutory tax rate of 17% -2024: 17%	44,465	57,178	(15,353)
Effects of:
- Tax effect of items not separately disclosed	92,314	118,706	14,965
Income tax expense	136,779	175,884	(388)

35

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

9.	Right of use assets

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Cost
At beginning of financial period/year	6,735,197	8,660,790	2,753,093
Additions	2,143,178	2,755,912	3,275,940
Acquisition	-	-	4,825,203
Written off	(985,876)	(1,267,738)	(3,966,296)
Fair value reserve	-	-	1,772,850
At end of financial period/year	7,892,499	10,148,964	8,660,790

Accumulated Depreciation
At beginning of financial period/year	2,886,242	3,711,418	2,729,633
Acquisition	-	-	3,691,417
Depreciation	1,450,881	1,865,688	1,073,469
Written off	(782,352)	(1,006,025)	(3,783,101)
At end of financial period/year	3,554,771	4,571,081	3,711,418

Carrying amount	4,337,728	5,577,883	4,949,372

In April 2025, the Group acquired Bethesda Medical Pte. Ltd. and Oasis Medical Clinic Pte. Ltd. Upon acquisition, right-of-use assets with a carrying amount of S$1,133,786 (net of accumulated depreciation) were recognised at a fair value of S$2,906,636, including a fair value adjustment of S$1,772,850.

36

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

10.	Property and equipment

						Computer
		Furniture	Medical		Air	& office
	Machinery	& Fittings	equipment	Renovation	conditioner	equipment	Software	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Cost
At July 1, 2024	37,130	79,292	68,185	318,696	34,379	281,601	-	819,283
Acquisition	-	288,736	1,179,726	1,010,406	-	297,719	68,384	2,844,971
Additions	-	-	10,300	16,939	-	15,814	-	43,053
Written off	-	(246,632)	(557,693)	(248,315)	-	(199,549)	(7,076)	(1,259,265)
Fair value reserve	-	-	87,389	-	-	-	-	87,389
At June 30, 2025 (Audited)	37,130	121,396	787,907	1,097,726	34,379	395,585	61,308	2,535,431
Additions	-	-	10,070	69,407	-	17,666	-	97,143
At December 31, 2025	37,130	121,396	797,977	1,167,133	34,379	413,251	61,308	2,632,574

Accumulated depreciation
At July 1, 2024	37,130	79,145	64,103	300,495	34,379	276,895	-	792,147
Acquisition	-	218,483	978,691	937,783	-	249,818	65,370	2,450,145
Depreciation	-	5,519	39,344	19,285	-	19,928	568	84,644
Written off	-	(195,377)	(540,505)	(181,940)	-	(173,751)	(5,504)	(1,097,077)
At June 30, 2025 (Audited)	37,130	107,770	541,633	1,075,623	34,379	372,890	60,434	2,229,859
Depreciation	-	5,951	114,430	16,285	-	11,813	519	148,998
Currency translation differences	-	148	2,682	240	-	247	10	3,327
At December 31, 2025	37,130	113,869	658,745	1,092,148	34,379	384,950	60,963	2,382,184

Net book values
At June 30, 2025 (Audited)	-	13,626	246,274	22,103	-	22,695	874	305,572
At December 31, 2025	-	7,527	139,232	74,985	-	28,301	345	250,390

37

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

10.	Property and equipment (continued)

						Computer
		Furniture	Medical		Air	& office
	Machinery	& Fittings	equipment	Renovation	conditioner	equipment	Software	Total
	S$	S$	S$	S$	S$	S$	S$	S$
Cost
At July 1, 2024	47,226	100,852	86,724	405,349	43,727	358,168	-	1,042,046
Acquisition		367,243	1,500,493	1,285,136	-	378,669	86,978	3,618,519
Additions	-	-	13,101	21,545	-	20,114	-	54,760
Written off	-	(313,691)	(709,330)	(315,832)	-	(253,806)	(9,000)	(1,601,659)
Fair value reserve	-	-	111,150	-	-	-	-	111,150
At June 30, 2025 -Audited	47,226	154,404	1,002,138	1,396,198	43,727	503,145	77,978	3,224,816
Additions	-	-	12,949	89,250	-	22,717	-	124,916
At December 31, 2025	47,226	154,404	1,015,087	1,485,448	43,727	525,862	77,978	3,349,732

Accumulated depreciation
At July 1, 2024	47,226	100,664	81,533	382,200	43,727	352,183	-	1,007,533
Acquisition	-	277,888	1,244,797	1,192,766	-	317,744	83,144	3,116,339
Depreciation	-	7,020	50,042	24,528	-	25,347	722	107,659
Written off	-	(248,500)	(687,468)	(231,410)	-	(220,994)	(7,000)	(1,395,372)
At June 30, 2025 -Audited	47,226	137,072	688,904	1,368,084	43,727	474,280	76,866	2,836,159
Depreciation	-	7,652	147,145	20,941	-	15,190	668	191,596
At December 31, 2025	47,226	144,724	836,049	1,389,025	43,727	489,470	77,534	3,027,755

Net book values
At June 30, 2025 (Audited)	-	17,332	313,234	28,114	-	28,865	1,112	388,657
At December 31, 2025	-	9,680	179,038	96,423	-	36,392	444	321,977

38

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

11.	Inventories

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Statement of financial position:
Medicine,drugs and medical devices	258,834	332,834	489,062

Statement of comprehensive income:
Inventories recognized as an expense in cost of sales	549,162	706,168	658,479

12.	Trade and other receivables

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Trade receivables:
- third parties	2,971,932	3,821,607	2,740,055
Less: Allowance for expected credit loss	(457,557)	(588,373)	(588,373)
	2,514,375	3,233,234	2,151,682
Deposits	5,489,917	7,105,501	6,772,629
Prepayments	167,319	215,156	430,767
Other receivables:
- third parties	154,162	198,237	134,188
	8,325,773	10,752,128	9,489,266

Trade receivables are unsecured, non-interest bearing and are generally on 30 days terms (June 30, 2025: 30 days).

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

Trade and other receivables are denominated in Singapore Dollar.

39

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

12.	Trade and other receivables (Continued)

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Beginning of financial period/year	457,557	588,373	460,413
Allowance for expected credit losses	-	-	277,101
Less: Reversal of allowance for expected credit losses	-	-	(149,141)
End of financial period/year	457,557	588,373	588,373

13.	Cash and cash equivalents

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Cash on hand	460	591	395
Cash at banks	1,044,180	1,342,712	3,044,071
	1,044,640	1,343,303	3,044,466

40

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

14.	Amount due from/to related parties

Amount due from related parties

The following table sets out the amounts owed to the Group by Rainforest Capital VCC.

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Amount due from shareholder	1,062,684	1,366,505	-

Amount due to related parties

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Amount due to related parties	78	100	-
Amount due to shareholder	690,306	887,664	1,450,305
	690,384	887,764	1,450,305

Amount due to related parties consist of amount due to shareholder and related parties. The amounts are non-trade in nature, unsecured, interest-bearing, repayable on demand and is to be settled in cash.

41

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Current:
- Bank overdraft	7,682	9,878	61,371
- Lease liabilities	1,570,074	2,018,958	2,059,748
- Bank borrowings	711,982	915,538	-
Borrowings Current	2,289,738	2,944,374	2,121,119

Non-current:
- Lease liabilities	3,132,055	4,027,510	2,956,727
- Bank borrowings	1,564,621	2,011,946	-
	4,696,676	6,039,456	2,956,727
	6,986,414	8,983,830	5,077,846

The breakdown of borrowings are as follows:

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Term loan #1	2,276,603	2,927,484	-
	2,276,603	2,927,484	-

42

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

The details of borrowings are as follows:

Term loan	Facility amount		Effective interest rate	Maturity date
			% p.a.

Term loan #1	S$	3,000,000	Prime Rate + 4%	November 2028

Term loan	Facility amount		Effective interest rate	Maturity date
			% p.a.

Term loan #13	S$	3,000,000	9%	November 2028

The Group obtained a term loan facility from Green Link Digital Bank for working capital purposes. The loan bears interest at a floating rate and is repayable by monthly instalments over a period of three years. The facility is secured by corporate guarantees from related companies, a fixed deposit pledged with the bank, and charges over the Group’s bank accounts. The carrying amount of the loan as at the reporting date was S$2,927,484 (US$2,276,603) (June 30, 2025: S$Nil).

43

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

A reconciliation of liabilities arising from financing activities is as follows:

	Beginning		Proceed	Non-cash changes
	of financial	Cash	from bank		Accretion of		Fair value	End of financial
	year	flows	borrowings	Addition	interests	Other	reserve	year
	US$	US$	US$	US$	US$	US$	US$	US$

December 31, 2025
Liabilities
Bank overdraft	47,726	(40,044)	-	-	-	-	-	7,682
Lease liabilities
- Current	1,601,795	(1,433,280)	-	1,442,808	91,093	-	-	1,702,416
- Non-current	2,299,344	-	-	700,369	-	-	-	2,999,713
Bank borrowings
- Current	-	(74,567)	768,375	-	18,174	-	-	711,982
- Non-current	-	-	1,564,621	-	-	-	-	1,564,621

	3,948,865	(1,547,891)	2,332,996	2,143,177	109,267	-	-	6,986,414

44

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

	Beginning		Proceed	Non-cash changes
	of financial	Cash	from bank		Accretion of		Fair value	End of financial
	year	flows	borrowings	Addition	interests	Other	reserve	year
	S$	S$	S$	S$	S$	S$	S$	S$

December 31, 2025
Liabilities
Bank overdraft	61,371	(51,493)	-	-	-	-	-	9,878
Lease liabilities
- Current	2,059,748	(1,843,055)	-	1,855,307	117,136	-	-	2,189,136
- Non-current	2,956,727	-	-	900,605		-	-	3,857,332
Bank borrowings
- Current	-	(95,886)	988,054	-	23,370	-	-	915,538
- Non-current	-	-	2,011,946	-	-	-	-	2,011,946

	5,077,846	(1,990,434)	3,000,000	2,755,912	140,506	-	-	8,983,830

45

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

15.	Borrowings (Continued)

	Beginning		Proceed	Non-cash changes
	of financial	Cash	from bank		Accretion of		Fair value	End of financial
	year	flows	borrowings	Addition	interests	Other	reserve	year
	S$	S$	S$	S$	S$	S$	S$	S$

June 30, 2025
Liabilities
Bank overdraft	-	-	61,371	-	-	-	-	61,371
Lease liabilities
- Current	28,500	(1,096,308)	-	4,524,209	114,966	(1,511,619)	-	2,059,748
- Non-current	-	-	-	-	-	50,087	2,906,640	2,956,727
Bank borrowings
- Current	2,677,856	(6,766,838)	4,000,000	-	88,982	-	-	-
- Non-current	1,583,434	(1,583,434)	-	-	-	-	-	-

	4,289,790	(9,446,580)	4,061,371	4,524,209	203,948	(1,461,532)	2,906,640	5,077,846

46

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

16.	Trade and other payables

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Trade payables
- third parties	1,142,065	1,468,582	2,056,665
Accruals	1,163,541	1,496,198	1,439,072
GST payables	167,671	215,607	279,638
Other payables
- third parties	384,498	494,426	2,799,410
	2,857,775	3,674,813	6,574,785

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (June 30, 2025: 30 to 90 days).

Other payables are non-trade related, unsecured, non-interest bearing, repayable on demand and are to be settled in cash.

Trade and other payables are denominated in Singapore Dollar.

47

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

17.	Share capital

The Company was established under the laws of BVI on August 10, 2023 with authorized share of 16,250,000 ordinary shares amounting to S$24,455,178 (US$18,362,500) at a subscription price of US$1.13 per share at the time of incorporation.

The Company is authorized to issue one class of ordinary share.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

In February 2025, following the Company’s initial public offering on Nasdaq, 2,205,000 ordinary shares at a subscription price of US$4.00 per share were issued.

In March 2025, following the exercise of the overallotment option by the underwriter, 330,750 ordinary shares at a subscription price of US$4.00 per share were issued.

As of December 31, 2025, 18,785,750 ordinary shares of the Company were issued in total.

18.	Leases

Company as a lessee

The Company has lease contracts for clinics. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

(a)	Carrying amounts of right-of-use assets under leasing arrangements

The carrying amounts of right-of-use assets under leasing arrangements are disclosed in Note 9.

(b)	Lease liabilities

The carrying amount of lease liabilities (included under borrowings) and the movements during the year are disclosed in Note 15 and the maturity analysis of lease liabilities is disclosed in Note 22 under liquidity risk. The Company adopt 5% as weighted average borrowings rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

48

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

18.	Leases (Continued)

(c)	Amounts recognized in profit or loss

	July 1, 2025 to December 31, 2025	July 1, 2025 to December 31, 2025	July 1, 2024 to December 31, 2024
	US$	S$	S$

Amortisation of right-of-use assets	1,450,881	1,865,688	330,968
Interest expense on lease liabilities	91,093	117,136	12,536
Lease expense not capitalized in lease liabilities:
- Expense relating to short-term leases	2,456	3,158	120,000
Total amount recognized in profit or loss	1,544,430	1,985,982	463,504

(d)	Total cash outflow

The Company had total cash outflows for leases of S$1,846,213 (US$1,435,736) (June 30, 2025: S$1,096,308).

(e)	Extension options

The Company has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension options are reasonably certain to be exercised.

49

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

19.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial period:

	July 1, 2025 to	July 1, 2025 to	July 1, 2024 to
	December 31, 2025	December 31, 2025	December 31, 2024
	US$	S$	S$

Investment funds owed to subsidiary	78	100	-
Investment funds owed from shareholders	596,084	766,505	-
Loan to shareholder	466,599	600,000	-
Payments on behalf of related companies	437,469	562,541	-
Other consultancy services to related companies	4,404	5,663	-
Recharge of operating expenses to related companies	16,331	21,000	-
Interest income on loan to related party	4,472	5,750	-
	1,525,437	1,961,559	-

Compensation of key management personnel

	July 1, 2025 to	July 1, 2025 to	July 1, 2024 to
	December 31, 2025	December 31, 2025	December 31, 2024
	US$	S$	S$

Salaries and bonuses	328,952	423,000	96,936

50

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

20.	Share based payment reserve

In February 2025, the company entered into an employment contract with an employee in which the employee is entitled to S$25,000 worth of the company’s share per month, based on the actual share price for the month. The movement and number of shares are as follows:

Date	S$	US$	Share price	Number of shares
As at July 1, 2024				-
Entitlement
March 19, 2025	25,000	18,755	4.04	4,642
April 19, 2025	25,000	19,064	4.45	4,284
May 19, 2025	25,000	19,321	2.37	8,152
June 19, 2025	25,000	19,465	2.67	7,290
Total entitlement as at June 30, 2025	100,000	76,605		24,368
July 21, 2025	25,000	19,526	2.34	8,344
August 19, 2025	25,000	19,463	1.91	10,190
September 19, 2025	25,000	19,458	1.85	10,518
October 21, 2025	25,000	19,311	1.64	11,775
November 19, 2025	25,000	19,209	1.15	16,703
December 19, 2025	25,000	19,378	0.72	26,914
As at December 31, 2025	250,000			108,812

As at December 31, 2025, the Group recognised share-based expense of S$250,000 (US$192,950) and the employee is entitled to 108,813 shares and expected to be granted by December 31, 2026.

51

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

21.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables, amount due from/(to) related parties, other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these receivables and payables approximate their fair values as they are subject to normal trade credit terms.

Borrowings

The carrying amounts of borrowings approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

52

Basel Medical Group Ltd. and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For year ended June 30, 2025 and 2024

22.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, market risk (including foreign currency risk, interest rate risk) and liquidity risk.

The Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial period/year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables.

53

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

To minimise credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorise exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation
-	There is a disappearance of an active market for that financial asset because of financial difficulty

54

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

The Group categorises a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL - not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL - credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

			12-month
			or	Gross		Net
			lifetime	carrying	Loss	carrying
	Note	Category	ECL	amount	allowance	amount
				US$	US$	US$
December 31, 2025
Trade receivables	12	Note 1	Lifetime ECL -simplified	2,971,932	(457,557)	2,514,375
Deposits	12	I	12-month ECL	5,489,917	-	5,489,917
Other receivables	12	I	12-month ECL	154,162	-	154,162
					(457,557)

55

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

			12-month	Gross		Net
			or lifetime	carrying	Loss	carrying
	Note	Category	ECL	amount	allowance	amount
				S$	S$	S$
December 31, 2025
Trade receivables	12	Note 1	Lifetime ECL -simplified	3,821,607	(588,373)	3,233,234
Deposits	12	I	12-month ECL	7,105,501	-	7,105,501
Other receivables	12	I	12-month ECL	198,237	-	198,237
					(588,373)

June 30, 2025 (Audited)
Trade receivables	12	Note 1	Lifetime ECL -simplified	2,740,055	(588,373)	2,151,682
Deposits	12	I	12-month ECL	6,996,631	-	6,996,631
Other receivables	12	I	12-month ECL	134,188	-	134,188
					(588,373)

Trade receivables (Note 1)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

56

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

	Trade receivables
	Days past due
	Not past
	due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	US$	US$	US$	US$	US$	US$

December 31, 2025
ECL rate	7%	11%	22%	26%	26%
Estimated total gross carrying amount at	693,923	1,130,636	312,436	396,665	438,271	2,971,931
ECL	(49,180)	(124,348)	(69,443)	(101,929)	(112,656)	(457,556)
						2,514,375

	Trade receivables
	Days past due
	Not past
	due	1 – 60 days	61 – 120 days	> 120 days	> 365 days	Total
	S$	S$	S$	S$	S$	S$

December 31, 2025
ECL rate	7%	11%	22%	26%	26%
Estimated total gross carrying amount at	892,316	1,453,885	401,761	510,072	563,573	3,821,607
ECL	(63,241)	(159,899)	(89,297)	(131,071)	(144,865)	(588,373)
						3,233,234

June 30, 2025 (Audited)
ECL rate	15%	54%	54%	59%	59%
Estimated total gross carrying amount at	804,724	979,987	244,561	386,405	324,378	2,740,055
ECL	(116,455)	(174,010)	(68,020)	(135,819)	(94,069)	(588,373)
Other receivables	-	15,760	31,496	18,146	68,786	134,188
						2,285,870

Information regarding movement of loss of allowance of trade receivables is disclosed in Note 12.

57

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

a)	Credit risk (Continued)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group have no significant concentration of credit risk other than those balances with related company comprising 1% (June 30, 2025: 1%) of trade receivables. The Group has credit policies and procedures in place to minimise and mitigate its credit risk exposure.

Other receivables, amount due from a director and related parties

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

b)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group.

The Group determined that sensitivity to the exchange rate changes does not impose significant impact on the results and operations of the Group.

58

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

b)	Market risk (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from fixed deposits. These transactions and balances were not significant.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year due to those interest-bearing assets and liabilities are insignificant.

c)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Group finances its working capital requirements through funds generated from operations of the Group. Management is satisfied that funds are available to finance the operation of the Group.

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2025
Financial assets
Trade and other receivables	8,158,454	8,158,454	8,158,454	-
Amount due from shareholder	1,062,684	1,062,684	1,062,684	-
Amount due from third party	272,183	272,183	272,183	-
Cash and cash equivalents	1,044,640	1,044,640	1,044,640	-
Total undiscounted financial assets	10,537,961	10,537,961	10,537,961	-

59

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	US$	US$	US$	US$
December 31, 2025 -Continued
Financial liabilities
Trade and other payables	2,690,104	2,690,104	2,690,104	-
Lease liabilities	4,702,129	4,869,009	1,687,392	3,181,617
Amount due to related parties	690,384	690,384	690,384	-
Borrowings	2,276,603	2,609,264	894,803	1,714,461
Total undiscounted financial liabilities	10,359,220	10,858,761	5,962,683	4,896,078

Total net undiscounted financial assets	178,741	(320,800)	4,575,278	(4,896,078)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
December 31, 2025
Financial assets
Trade and other receivables	10,536,972	10,536,972	10,536,972	-
Amount due from shareholder	1,366,505	1,366,505	1,366,505	-
Amount due from third party	350,000	350,000	350,000	-
Cash and cash equivalents	1,343,303	1,343,303	1,343,303	-
Total undiscounted financial assets	13,596,780	13,596,780	13,596,780	-

Financial liabilities
Trade and other payables	3,674,814	3,674,814	3,674,814	-
Lease liabilities	6,046,468	6,261,059	2,169,818	4,091,241
Amount due to related parties	887,764	887,764	887,764	-
Borrowings	2,927,484	3,355,253	1,150,627	2,204,626
Total undiscounted financial liabilities	13,536,530	14,178,890	7,883,023	6,295,867

Total net undiscounted financial assets	(1,559,747)	(1,559,747)	5,713,757	(6,295,867)

60

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

22.	Financial risk management (Continued)

c)	Liquidity risk (Continued)

Analysis of financial instruments by remaining contractual maturities (Continued)

	Carrying amount	Contractual cash flows	One year or less	Two years to five years
	S$	S$	S$	S$
June 30, 2025 (Audited)
Financial assets
Trade and other receivables	8,924,312	8,924,312	8,924,312	-
Cash and cash equivalents	3,044,466	3,044,466	3,044,466	-
Total undiscounted financial assets	11,968,778	11,968,778	11,968,778	-

Financial liabilities
Trade and other payables	6,295,147	6,295,147	6,295,147	-
Lease liabilities	5,016,475	5,244,654	2,210,787	3,033,867
Amount due to related parties	1,450,305	1,450,305	1,450,305	-
Borrowings	61,371	61,371	61,371	-
Total undiscounted financial liabilities	12,823,298	13,051,477	10,017,610	3,033,867

Total net undiscounted financial assets/ -liabilities	(854,520)	(1,082,699)	1,951,168	(3,033,867)

61

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

23.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets, at FVPL, financial assets measured at amortized cost and financial liabilities at amortized cost were as follows:

			June 30,
	December 31,	December 31,	2025
	2025	2025	(Audited)
	US$	S$	S$

Financial assets measured at amortized cost
Trade and other receivables	8,158,454	10,536,972	8,924,312
Cash and cash equivalents	1,044,640	1,343,303	3,044,466
Investments	78	100	-
Amount due from related parties	1,062,684	1,366,505	-
Amount due from third party	272,183	350,000	-
Total financial assets measured at amortized cost	10,538,039	13,596,880	11,968,778

Financial liabilities measured at amortized cost
Trade and other payables	2,690,104	3,459,206	6,295,147
Borrowings	2,276,603	2,927,484	-
Amount due to related parties	690,384	887,764	1,450,305
Asset retirement obligation	11,665	15,000	61,371
Total financial liabilities measured at amortized cost	5,668,756	7,289,454	7,806,823

24.	Capital management

The primary objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern. The related parties have undertaken not to recall the amounts due to them until such time the Company is in the position to repay these amounts without impairing its liquidity position and to provide continuing financial support and adequate funds to enable the Company to meet its liabilities as and when they fall due.

No changes were made in the objectives, policies or processes during the financial period ended December 31, 2025.

The Group is not subjected to either internal or external imposed capital requirement. The Group’s overall strategy remains unchanged from 2025.

62

Basel Medical Group Ltd and its Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial period ended December 31, 2025

25.	Events occurring after the reporting period

There were no significant events that occurred after the financial period ended December 31, 2025, which require adjustment to the financial statements.

However, the following non-adjusting events occurred subsequent to the reporting period:

a)	In January 2026, Atlas Medical Concierge Pte Ltd was incorporated with Basel Medical Group Pte Ltd holding 51% of the ordinary shares.

b)	On January 22, 2026, Nasdaq determined that the Company’s ordinary shares did not comply with the minimum $1 bid price requirement based upon the closing bid price for the last 30 consecutive business days. The Company was given a compliance period of 180 calendar days to regain compliance.

63